September 1, 2015

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Barbara C. Jacobs Katherine Wray Mitchell Austin

Re:	SITO Mobile Ltd. Post-Effective Amendment No. 1 to Registration Statement on Form S-1 Filed August 26, 2015 File No. 333-186483

Ladies and Gentlemen:

SITO Mobile Ltd. (the "Company"), in connection with its filing of post-effective amendment no. 1 to its Registration Statement on Form S-1 under the Securities Act (File No. 333-186483), hereby responds to the Staff's comments raised in the Staff’s comment letter dated September 1, 2015. For ease of reference, the Staff's comments are reproduced below in their entirety, and the Company's responses immediately follow.

General

1. Please advise whether any offers or sales have been made under the registration statement after January 30, 2014. If such offers or sales were made, provide an analysis supporting your belief that the use of the prospectus was consistent with applicable requirements of the Securities Act, including Section 10(a)(3), as well as the undertaking included in your registration statement that conforms to Item 512(a)(1)(i) of Regulation S-K.

Response: No offers or sales were made under the registration statement after January 30, 2014.

Item 16. Exhibits and Financial Statement Schedules, page II-3

2. Page 47 indicates that selected legal matters with respect to the validity of the securities have been passed upon by Sichenzia Ross Friedman Ference LLP. However, your exhibit index incorporates by reference a legality opinion prepared by Stradling Yocca Carlson & Rauth. Please file a legality opinion prepared by Sichenzia Ross Friedman Ference LLP and revise your exhibit index, or advise.

Response: We have included the opinion of Sichenzia Ross Friedman Ference LLP as Exhibit 5.1 and revised the exhibit index to include.

* * *

We acknowledge and confirm to you that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with respect to the foregoing, please contact Marcelle S. Balcombe of Sichenzia Ross Friedman Ference LLP, our counsel, at 646-810-2184/212-930-9700.

Very truly yours,

By:	/s/ Kurt Streams
Kurt Streams
Chief Financial Officer

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